UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act Of 1934

FOR THE MONTH OF MAY 2011

COMMISSION FILE NUMBER: 001-33863

XINYUAN REAL ESTATE CO., LTD.

27/F, China Central Place, Tower II

79 Jianguo Road, Chaoyang District

Beijing 100025

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

INCORPORATION BY REFERENCE

This 6-K Report is hereby incorporated by reference into (1) the registration statement of Xinyuan Real Estate Co., Ltd. (the “Company”) on Form F-3 (Registration Number 333-160518) and into the prospectus related thereto, (2) the registration statement of the Company on Form F-3 (Registration Number 333-166389) and into the prospectus related thereto, (3) the registration statement of the Company on Form S-8 (Registration Number 333-152637), and (4) any outstanding prospectus, offering circular or similar document issued or authorized by the Company that incorporates by reference any of Company’s reports on Form 6-K that are incorporated into its registration statements filed with the Securities and Exchange Commission, and this 6-K Report shall be deemed a part of each such document from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

APPOINTMENT OF NEW DIRECTOR

The Company’s Board of Directors elected Mr. Omer Ozden to serve as a member of the Board of Directors, effective May 24, 2011. Mr. Ozden is managing partner of Beijing Capital, a private equity RMB fund focused on investing in high growth companies in China, and from 2006 to 2010, he was partner at Baker McKenzie LLP where his focus was in corporate and public securities, with an emphasis on China transactions. From 2000 to 2006, Mr. Ozden was an attorney at Morrison & Foerster LLP and Hodgson Russ LLP, and from 1996 to 2000, he co-founded and managed a business and legal consulting company, and a technology venture incubator in China. Mr. Ozden has a Bachelor of Commerce majoring in Finance from the University of Toronto and a Juris Doctorate and LL.B from the University of Detroit Michigan and University of Windsor Ontario, and he studied Mandarin Chinese at National Taiwan Normal University. The Board has determined that Mr. Ozden qualifies as an independent director under the applicable NYSE listing standards and has appointed Mr. Ozden to the compensation and corporate governance committee of the Board of Directors. In connection with his election, the Company issued to Mr. Ozden 50,000 ADSs.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Xinyuan Real Estate Co., Ltd.

By:	/s/ Yong Zhang
Name:	Yong Zhang
Title:	Chairman and Chief Executive Officer

Date: June 7, 2011

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